UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

International Game Technology PLC Announces New Digital & Betting Business Segment and Provides Investor Day Update

International Game Technology PLC (NYSE:IGT) ("IGT" or the “Company”) today announced that it has established a dedicated Digital & Betting business segment, comprising its iGaming and sports betting activities that were previously part of the Global Gaming segment. As a result, beginning with the third quarter of the 2021 financial year, IGT will report results under three business segments: Global Lottery, Global Gaming and Digital & Betting. The IGT iLottery business will remain part of the Company’s Global Lottery segment.

Enrico Drago will serve as CEO, Digital & Betting, reporting to Marco Sala, CEO of IGT, effective immediately. Drago, 44, previously had oversight of the IGT iGaming, iLottery and sports betting businesses as Senior Vice President, PlayDigital.

In advance of its earnings call for the third quarter of the 2021 financial year, the Company expects to provide a recast of its historical financials to reflect the new segment disclosure.

In addition, due to the increased restrictions and ongoing uncertainty surrounding COVID-19 and its Delta variant, IGT has decided to hold its Investor Day event virtually and has moved its date to November 16, 2021. More information on the event will be forthcoming.

About Enrico Drago

Prior to his appointment as CEO, Digital & Betting, Enrico Drago served as Senior Vice President of PlayDigital from July 2018, leading a fast-growing and award-winning portfolio of digital gaming/lottery and sports betting products, platforms and services. He has also served as Vice Chairman of De Agostini S.p.A., since June, 2021. As of June 30, 2021, De Agostini S.p.A. held approximately 50.40 percent of IGT’s ordinary shares and approximately 64.98 percent of the voting rights attaching to IGT’s ordinary shares. Drago also has served as an advisor for Nina Capital, a leading European venture capital firm focused on health technology companies, since 2019. He is the son of Marco Drago, a member of IGT’s Board of Directors and the Chairperson of De Agostini S.p.A.

Enrico Drago joined IGT in 2014 as Chief Operating Officer for a subsidiary of IGT. In 2017, he took on the role of Senior Vice President Global Interactive, Sports Betting and Licenses. Prior to joining IGT, he led teams for Inditex Italia, which he joined through a leadership program for high-potential managers. Drago was selected as the Italy Chief Operating Officer for brands Bershka, Pull & Bear, Zara Home, Oysho, Stradivarius and Massimo Dutti and appointed as Inditex Italia Managing Director in 2011. Prior to his roles with Inditex Italia, Drago worked with Puig Beauty and Fashion.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces New Digital & Betting Business Segment and Provides Investor Day Update,” dated September 8, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces New Digital & Betting Business Segment and Provides Investor Day Update,” dated September 8, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2021	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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